March 13, 2020

John Spitz and Michael Volley

Staff Accountants

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

100 F. Street, N.W.

Washington, DC 20549

Re:CIT Group Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 20, 2020

File No. 001-31369

Dear Messrs. Spitz and Volley:

This letter is submitted on behalf of CIT Group Inc. ("CIT" or the "Company") in response to your comment letter dated March 4, 2020, relating to the Company's Form 10-K for the fiscal year ended December 31, 2019 (the "Form 10-K").

For ease of reference, we have repeated the Staff's comment below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 52

1. Please provide us an accounting analysis supporting the reversal of the deferred tax liability and related $53.2 million tax benefit in 2019 related to the change in indefinite reinvestment tax assertion for unremitted earnings from Canada. Specifically tell us how you considered the mandatory deemed repatriation of post-1986 undistributed Non-U.S. earnings and profits from the 2017 Tax Cuts and Jobs Act.

Company Response

Further to a telephone discussion between you and John Wilson, Senior Vice President & CIT Global Head of Tax, and James Shanahan, Senior Vice President & CIT Chief Regulatory Counsel, on March 5, 2020, it is our understanding that the Staff is asking for CIT’s accounting analysis with respect to the deemed repatriation under the 2017 tax act. Below are additional details in response to the questions outlined above.

The 2017 Tax Cuts and Jobs Act (the “TCJA”), subjected U.S corporations to a one-time, mandatory deemed repatriation of post-1986 undistributed non-U.S. earnings and profits (“toll charge”) at reduced tax rates (15.5% on cash/cash equivalents and 8% on illiquid assets) under Section 965 of the Internal

Revenue Code. Section 965 provides that accumulated post-1986 undistributed non-U.S. earnings and profits as determined under U.S. tax law principles (“E&P”) of foreign corporations, should be included in a U.S. corporation’s December 31, 2017 Federal Income Tax Return, based on E&P on either November 2, 2017 or December 31, 2017, whichever is higher. Additionally, the TCJA allows U.S. corporations to offset positive E&P of foreign subsidiary corporations from one jurisdiction with deficits in E&P of foreign subsidiaries from another jurisdiction.

Based on CIT’s analysis of the E&P from its foreign subsidiaries at November 2, 2017 and December 31, 2017, as required by Section 965, the Company had overall deficits at both testing dates. Additionally, the Company had substantial deficits in the overall E&P from foreign subsidiaries at the time it filed its 2017 consolidated Federal tax return. The Company, therefore, was not subject to the toll charge under the mandatory deemed repatriation provision of Section 965.

During the third quarter of 2019, CIT asserted indefinite reinvestment with respect to its Canadian operations. The result of this assertion was the reversal of a deferred tax liability of approximately $53.2 million related to a potential Canadian withholding tax that would need to be paid on any distributions from the Company’s Canadian subsidiary to its immediate non-Canadian parent company. The withholding tax liability was calculated based on the Canadian subsidiary’s excess book value (a proxy for fair value) over its paid-up-capital, in accordance with Canadian withholding tax law. There were no U.S. tax implications related to the re-assertion of ASC 740-30-25-17 (formerly APB 23) for the Canadian operations, including under Section 965, because the outside tax basis was, and still is, greater than the book basis.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call Edward Sperling, Executive Vice President & Controller, at 973-740-5329, or John Wilson, Senior Vice President & CIT Global Head of Tax at 973-740-5250.

Sincerely,

/s/ John Fawcett

John Fawcett

Executive Vice President &

Chief Financial Officer